Exhibit 2.01

WELLS GARDNER SUPPLY CHAIN POLICY

Wells Gardner’s Policy on Sourcing of Minerals Originating in the Democratic Republic of the Congo or Adjoining Countries

Requirements of the Conflict Minerals Legislation

Wells Gardner is committed to sourcing components and materials from companies that share our values around human rights, ethics and environmental responsibility. On August 22, 2012, the final rule regarding sourcing of conflict materials under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Dodd-Frank Act”) was approved by the U.S. Securities and Exchange Commission (“SEC”). The rule imposes reporting requirements on publicly traded companies subject to the SEC to report annually the presence of conflict minerals originating in the Democratic Republic of the Congo (“DRC”) or adjoining countries (“Covered Countries”) in the products they manufacture or contract to manufacture whereby the conflict minerals are necessary to the functionality or production of a product. Wells Gardner is committed to taking all steps to comply with the legislation and is implementing an appropriate due-diligence process to meet our obligations. The first report must be filed with the SEC on May 31, 2014 for 2013 calendar year for many of our customers.

What is Wells Gardner Doing?

Wells Gardner supports an industry-wide approach to addressing social responsibility issues throughout the supply chain. The company has adopted the reporting formats provided by Electronic Industry Citizenship Coalition (EICC). The EICC launched its Extractives Work Group in 2008 to look in-depth at the metals that are most abundant in electronics, including the “conflict minerals” used to make tantalum, tin, tungsten, and gold.

Tracing materials back to their mine of origin is a complex part of responsible sourcing in the electronics industry supply chain. For each of the conflict minerals, the EICC took an active role in pulling together stakeholders throughout their respective supply chains to discuss the challenges with tracing the chain of custody of minerals. The joint EICC and Global Sustainability Initiative (GeSI) is taking action to address responsible sourcing through the development of the Conflict Free Smelter (CFS) program aiming to enable companies to source conflict-free minerals.

Wells Gardner’s is surveying suppliers in our supply chain to understand what programs they have in place to track the source of minerals used in the products they manufacture. Due to the nature of record keeping by small and medium sized electronics manufacturing, it will take time for many suppliers to verify the origin of conflict miners used in their components and materials. Using our supply chain due diligence process and driving accountability with the supply chain through the EICC & GeSI Conflict Free Smelter program will further augment our goal of conflict-free sourcing.

Wells Gardner Supply Chain Expectation

Wells Gardner expects its suppliers to commit to the EICC Code of Conduct which includes a provision related to the responsible sourcing of minerals. Pursuant to that Code of Conduct, suppliers must have a policy to reasonably assure that the tantalum, tin, tungsten and gold in the products they manufacture are conflict free. Wells Gardner expects suppliers to establish their own due diligence program to ensure conflict-free supply chains. Suppliers must ensure that all parts used to manufacture products supplied to Wells Gardner originated from certified conflict-free smelters validated as compliant to the EICC Conflict Free Smelter (CFS) protocol, using the CFS Compliant Smeller List. The CFS program is a global program where an independent third party evaluates a smelter’s procurement activities and determines if the smelter demonstrated that materials they processed originated from conflict-free sources. Through this industry collaborative effort, smelters are audited globally. The list of compliant smelters and refiners is posted at www.conflictfreesmelter.org.